PURSUANT TO
                                 RULE 424(b)(4)

                             DATED SEPTEMBER 9, 1999

PROSPECTUS

                                6,314,979 SHARES

                          SECURE COMPUTING CORPORATION

                             ----------------------


                                  COMMON STOCK
                                ($0.01 PAR VALUE)

                             ----------------------

         The selling stockholders may sell up to 6,314,979 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

         Our common stock is traded on the Nasdaq National Market under the symbol "SCUR." On September 8, 1999, the last reported sale price for the common stock on the Nasdaq National Market was $2.75 per share.

         INVESTING IN THE COMMON STOCK INVOLVES RISKS. FOR A DESCRIPTION OF THESE RISKS, SEE "RISK FACTORS" ON PAGE 3.


                             ----------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                             ----------------------


                   This prospectus is dated September 9, 1999

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

SUMMARY........................................................................1

            PROSPECTUS.........................................................1
            OFFICES AND PLACE OF INCORPORATION.................................1
            YOU CAN FIND MORE INFORMATION......................................1


RECENT DEVELOPMENTS............................................................2


RISK FACTORS...................................................................3

         WE ARE EXPERIENCING OPERATING LOSSES AND MAY NOT ACHIEVE
         PROFITABILITY.........................................................3


         IF WE CANNOT OBTAIN ADDITIONAL FINANCING, YOU COULD LOSE YOUR
         ENTIRE INVESTMENT.....................................................3

         DELAYS IN PURCHASES HAVE MATERIALLY REDUCED OUR REVENUES DURING
         1999 AND WILL LIKELY CONTINUE TO REDUCE OUR REVENUES THROUGH THE
         END OF THIS YEAR......................................................3

         THE COMMON STOCK SOLD IN THIS OFFERING SIGNIFICANTLY INCREASES THE SUPPLY OF OUR COMMON STOCK ON THE PUBLIC MARKET, WHICH MAY CAUSE
         OUR STOCK PRICE TO DECLINE............................................3

         OUR PREFERRED STOCK FINANCING HAS RESULTED IN AN INDETERMINABLE DILUTION TO HOLDERS OF OUR COMMON STOCK AND POTENTIAL DOWNWARD
         PRESSURE ON THE PRICE OF OUR STOCK....................................4

         SHORT SELLING OF OUR STOCK MAY FURTHER DEPRESS OUR STOCK PRICE........5

         COMPETITION FROM COMPANIES PRODUCING ENTERPRISE NETWORK AND DATA
         SECURITY PRODUCTS COULD REDUCE OUR SALES AND MARKET SHARE.............5

         OTHER VENDORS MAY INCLUDE PRODUCTS SIMILAR TO OURS IN THEIR
         HARDWARE OR SOFTWARE AND RENDER OUR PRODUCTS OBSOLETE.................6


         TECHNOLOGY IN THE ENTERPRISE NETWORK AND DATA SECURITY MARKETS IS CHANGING RAPIDLY, AND IF WE FAIL TO DEVELOP NEW PRODUCTS WHICH ARE
         WELL ACCEPTED, OUR MARKET SHARE WILL ERODE............................6


         IF THE USE OF PUBLIC SWITCHED NETWORKS SUCH AS THE INTERNET

         DOES NOT CONTINUE TO GROW, OUR MARKET AND ABILITY TO SELL OUR
         PRODUCTS AND SERVICES WILL BE LIMITED.................................6

         OUR PRODUCT LINE IS NOT DIVERSIFIED, AND ANY DROP IN THE DEMAND
         FOR NETWORK AND DATA SECURITY PRODUCTS WOULD MATERIALLY HARM OUR
         BUSINESS..............................................................6


         OUR QUARTERLY OPERATING RESULTS AND OUR STOCK PRICE ARE HIGHLY VOLATILE, WHICH MAY IMPAIR OUR ABILITY TO RAISE MONEY AND CAUSE
         OUR INVESTORS TO LOSE MONEY...........................................7


         THE SALES CYCLE FOR OUR PRODUCTS IS LONG AND WE MAY INCUR
         SUBSTANTIAL EXPENSES AND INVENTORY FOR SALES THAT DO NOT OCCUR
         WHEN ANTICIPATED......................................................7

         IF OUR PRODUCTS FAIL TO FUNCTION PROPERLY OR ARE NOT PROPERLY
         DESIGNED, OUR REPUTATION MAY BE HARMED AND CONSUMERS MAY MAKE
         PRODUCT LIABILITY AND WARRANTY CLAIMS AGAINST US......................8

         WE MAY BE REQUIRED TO REDEEM OUR SERIES C PREFERRED STOCK AND WE CURRENTLY LACK SUFFICIENT FUNDS FOR REDEMPTION; WE MAY ALSO BE
         REQUIRED TO PAY PENALTIES WHICH WOULD MATERIALLY AFFECT OUR CASH
         POSITION AND BUSINESS.................................................8

         OUR INTERNATIONAL OPERATIONS SUBJECT US TO FOREIGN CURRENCY FLUCTUATIONS AND OTHER INHERENT RISKS RELATED TO DOING BUSINESS IN
         FOREIGN COUNTRIES.....................................................9

         YEAR 2000 ISSUES ARE DELAYING CUSTOMER BUYING DECISIONS IN FISCAL
         1999, WHICH IS SIGNIFICANTLY REDUCING OUR SALES; OTHER YEAR 2000
         ISSUES COULD ALSO HARM OUR BUSINESS...................................9

         IF WE FAIL TO COLLECT AMOUNTS DUE FROM OUR CUSTOMERS ON A TIMELY
         BASIS, OUR CASH FLOW AND OPERATING RESULTS MAY SUFFER................10

         ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS, DELAWARE LAW,
         AND OUR AGREEMENTS WITH THE HOLDERS OF OUR SERIES C PREFERRED
         STOCK COULD DISCOURAGE A TAKEOVER OR FUTURE FINANCING................10

         THE ABILITY TO ATTRACT AND RETAIN HIGHLY QUALIFIED PERSONNEL TO
         DEVELOP OUR PRODUCTS AND MANAGE OUR BUSINESS IS EXTREMELY
         IMPORTANT AND OUR FAILURE TO DO SO COULD HARM OUR BUSINESS...........11

         SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS....................11


LEGAL PROCEEDINGS.............................................................13

SELLING STOCKHOLDERS..........................................................14


TERMS OF SERIES C PREFERRED STOCK AND WARRANTS................................14

HOLDINGS OF SELLING SHAREHOLDERS..............................................16

PLAN OF DISTRIBUTION..........................................................19

LEGAL MATTERS.................................................................20

EXPERTS.......................................................................20

                                  SUMMARY

PROSPECTUS


         This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, the selling stockholders may, from time to time, sell shares of common stock of Secure Computing Corporation described in this prospectus in one or more offerings up to a total of 6,314,979 shares.


OFFICES AND PLACE OF INCORPORATION

         Secure Computing Corporation makes and sells a comprehensive line of products designed to control access to and provide security for computer networks. These products include firewalls which restrict access to and across networks, authentication devices which facilitate secure internet and other electronic communication and commercial transactions, web filters which limit access to certain internet sites, and professional consulting services relating to network security. Our principal executive offices are located at One Almaden Blvd., Suite 400, San Jose, California 95113. Our telephone number is (408) 918-6100.

YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

         The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

         *    Annual Report on Form 10-K for the fiscal year ended December 31,
              1998;


         * Quarterly Report on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999; and


         * The description of our common stock contained in Form 8-A filed with the Commission on August 8, 1997, and any amendment or report filed for the purpose of updating such description.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

         Chief Financial Officer
         Secure Computing Corporation
         One Almaden Blvd., Suite 400
         San Jose, California 95113
         (408) 918-6100

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                               RECENT DEVELOPMENTS


         On July 6, 1999, we announced the appointment of Carr Biggerstaff, 43, as Senior Vice President of Marketing, Business Development and Strategic and Product Planning. From 1997 to February, 1999 Mr. Biggerstaff was the Chief Information Officer and Vice President of Strategic Programs at Genesys Telecommunications Laboratories, responsible for partner and analyst relationships including co-development with strategic partners. He holds a BA from Duke University, and an MBA from the University of Texas at Austin.

                                  RISK FACTORS


RISK FACTORS


         You should carefully consider the following risks, together with the discussion under "Special Note Regarding Forward-Looking Statements" and other information contained in this prospectus before making an investment decision. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition, or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose all or a part of your investment.

WE ARE EXPERIENCING OPERATING LOSSES AND MAY NOT ACHIEVE PROFITABILITY.


         We have incurred losses in the past and we incurred a sizeable loss for our quarter ended June 30, 1999 and expect that we will continue to incur losses for at least the next two quarters. We may continue to incur losses thereafter. If these losses continue, our stock price may continue to decline, which could cause you to lose part or all of your investment.

IF WE CANNOT OBTAIN ADDITIONAL FINANCING, YOU COULD LOSE YOUR ENTIRE INVESTMENT.

         Our cash and working capital balances have been declining in recent quarters, and we expect this decline to continue for the immediate future. Based on our current cash flows, we expect that we will need additional financing near term in order to continue operations. We cannot assure investors that we will be able to obtain financing on satisfactory terms, or at all. Our failure to obtain financing could result in our insolvency and the loss to investors of their entire investment in our common stock.


DELAYS IN PURCHASES HAVE MATERIALLY REDUCED OUR REVENUES DURING 1999 AND WILL LIKELY CONTINUE TO REDUCE OUR REVENUES THROUGH THE END OF THIS YEAR.


         In recent months we have experienced delays in customer purchasing decisions. In the government sector these delays relate to the recent conflict in Kosovo. In the private sector the delays result from year 2000 compliance concerns and lengthening of the sales cycle resulting from increases in enterprise-wide transactions. Enterprise-wide transactions typically involve complex sales of bundled security products. We believe that these delays, particularly year 2000 related delays, will continue to adversely affect our revenues for the balance of this year. However, we have not been able to determine the extent of this reduction in revenues.


THE COMMON STOCK SOLD IN THIS OFFERING SIGNIFICANTLY INCREASES THE SUPPLY OF OUR COMMON STOCK ON THE PUBLIC MARKET, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.


         This prospectus relates to shares of common stock issuable on the conversion of our Series C Preferred stock and upon the exercise of the warrants for common stock which were issued to the holders of the Series C Preferred stock. The conversion of the Series C Preferred stock and sale into the public market could materially adversely affect the market price of the common stock. Substantially all of the shares of our common stock are eligible for immediate and unrestricted sale in the public market at any time subject to a limit on the number of shares that can be sold in any three month period and the manner in which the shares are sold. Once the registration statement of which this prospectus forms a part is declared effective, all shares of common stock offered hereby will be eligible for immediate and unrestricted resale into the public market. The presence of these additional shares of common stock in the public market may further depress the stock price.

OUR PREFERRED STOCK FINANCING HAS RESULTED IN AN INDETERMINABLE DILUTION TO HOLDERS OF OUR COMMON STOCK AND POTENTIAL DOWNWARD PRESSURE ON THE PRICE OF OUR STOCK.

         The agreements with the purchasers of the Series C Preferred stock and warrants contain terms and covenants that could result in substantial dilution to our stockholders. For so long as our common stock trades at a price less than $19.0035 per share, the Series C Preferred stock will be convertible into shares of our common stock at variable rates based on the trading prices of the common stock. For a more detailed discussion of the conversion price see "Selling Shareholders--Terms of Series C Preferred stock and Warrants" on page 13.

         The number of shares of common stock that may ultimately be issued upon conversion of shares of Series C Preferred stock is presently indeterminable, but will increase as the price of our stock drops. This would in turn place additional downward pressure on the price of our stock. A downward spiral of the price of our stock could result in the loss of substantially all your investment. To date, we have issued 3,731,356 shares of common stock upon conversion of Series C Preferred stock which is equal to approximately 18% of our outstanding shares on August 24, 1999.

         Based on the average closing bid price $2.969 for the five trading days ended August 23, 1999, and a conversion on the following day, August 24, 1999 of the 4,150 shares of Series C Preferred stock then outstanding and the exercise of outstanding warrants to purchase 174,464 shares of our common stock, we would issue 1,572,359 shares of common stock. These shares would then constitute approximately 7.0% of the outstanding shares of common stock as of August 24, 1999.

         The following table sets forth the number of shares of common stock issuable upon conversion of the outstanding Series C Preferred stock and percentage ownership that each represents assuming:

* the market price of the common stock is 25%, 50%, 75% and 100% of the market price of the common stock on August 23, 1999, which was $3.00 per share at the close of trading;

* the number of shares of Series C Preferred stock outstanding is the number of shares of Series C Preferred stock outstanding on August 23, 1999, which was 4,150 shares;

* the number of shares of Common Stock outstanding is the number of shares of Common Stock outstanding on August 23, 1999, which was 20,807,414;

* the variable conversion price feature of the Preferred stock that was in effect;

* the maximum conversion prices of the Preferred stock was not adjusted as provided in our certificate of incorporation or the amount of shares issuable is otherwise limited by the transaction agreements; and


*    excludes shares issuable in respect of any default amounts.

          Percent of             Common Stock
         Market Price              Issuable            Shares Underlying %
         -----------------------------------------------------------------

          25% ($.75)               5,533,333                 21.0%

          50% ($1.50)              2,766,667                 11.7%

          75% ($2.25)              1,844,444                  8.1%

         100% ($3.00)              1,383,334                  6.2%

         Limitations in the transaction agreements and the certificate of incorporation preclude the selling shareholders from achieving these levels of beneficial ownership. The restrictions on the levels of beneficial ownership in those documents do not, however, restrict the selling shareholders from converting shares of Series C Preferred stock up to those limitations, selling shares of common stock to decrease their level of beneficial ownership, and converting additional shares of Series C Preferred stock into shares of common stock. This could result in additional dilution to the holders of our common stock and a potential decrease is the price of that stock.


SHORT SELLING OF OUR STOCK MAY FURTHER DEPRESS OUR STOCK PRICE.


         The significant downward pressure on our stock price as a result of the conversion of Series C Preferred stock and the sale of material amounts of the common stock could encourage short sales of our stock. Short sales could place further downward pressure on the price of our common stock.

COMPETITION FROM COMPANIES PRODUCING ENTERPRISE NETWORK AND DATA SECURITY PRODUCTS COULD REDUCE OUR SALES AND MARKET SHARE.

         Our principal products are enterprise network and data security products. Because the market for these products is highly competitive it has been difficult to significantly increase our market share and our share may actually decline.

         Our customers purchase decisions are based heavily upon the quality of the security our product provides, the ability to increase the numbers of individuals using our software simultaneously and the flexibility of our software. If a competitor can offer our customers a better solution in these areas and we are unable to rapidly offer a competitive product we may lose customers. Additionally, barriers to entry into our market are relatively low, and competitors could offer new solutions rapidly and at relatively low costs therefore causing us to experience increased price pressure, reduced margins and a loss of market share.

         Many of our competitors and potential competitors have significantly greater financial, marketing, technical and other competitive resources than we have. Our most significant competitors currently include ActivCard S.A., Axent Technologies Ltd., CheckPoint Software Technologies Ltd., Network Associates, Inc., and Security Dynamics Technologies, Inc. Our larger actual and potential customers may be able to leverage an installed customer base and/or other existing or future enterprise-wide products, adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. Additionally, we may lose product sales to these competitors because of their greater name recognition and reputation among potential customers.

         Our future potential competitors could include developers of operating systems or hardware suppliers not currently offering competitive enterprise-wide security products including Microsoft Corporation, Sun Microsystems, Inc., Lucent Technologies, Inc., Nortel Networks, 3Com Corporation, Cisco Systems, Inc. and Novell, Inc. If any of those potential customers begin to offer security systems as a component of their hardware, demand for our software could decrease. Ultimately, the market for enterprise network and data security products may be dominated by approaches other than ours.

OTHER VENDORS MAY INCLUDE PRODUCTS SIMILAR TO OURS IN THEIR HARDWARE OR SOFTWARE AND RENDER OUR PRODUCTS OBSOLETE.

         In the future, vendors of hardware and of operating system or other software may continue to enhance their products or bundle separate products to include functions that are currently provided primarily by network security software. If network security functions become standard features of computer hardware or of operating system software or other software, our products may become obsolete and unmarketable, particularly if the quality of these network security features was comparable to that of our products. Furthermore, even if the network security and/or management functions provided as standard features by hardware providers or operating systems or other software is more limited than that of our products, our customers might accept this limited functionality in lieu of purchasing additional software. Sales of our products would suffer materially if we were then unable to develop new network security and management products to further enhance operating systems or other software and to replace any obsolete products.


TECHNOLOGY IN THE ENTERPRISE NETWORK AND DATA SECURITY MARKETS IS CHANGING RAPIDLY, AND IF WE FAIL TO DEVELOP NEW PRODUCTS WHICH ARE WELL ACCEPTED, OUR MARKET SHARE WILL ERODE.


         To compete successfully we must enhance our existing products and develop and introduce new products in a timely manner. Our net sales and operating results could be materially affected if we fail to introduce new products on a timely basis. The rate of new network and data security product introductions is substantial, and security products have relatively short product life cycles. Our customer requirements and preferences change rapidly. Our net sales and operating results will be materially impacted if the market adopts as industry standards solutions other than those employed by us. In addition, a portion of our basic research efforts are funded by government contracts. If those contracts are terminated for any reason, it could reduce our new product stream, which could materially reduce our net sales and operating results.

IF THE USE OF PUBLIC SWITCHED NETWORKS SUCH AS THE INTERNET DOES NOT CONTINUE TO GROW, OUR MARKET AND ABILITY TO SELL OUR PRODUCTS AND SERVICES WILL BE LIMITED.

         Our sales also depend upon a robust industry and infrastructure for providing access to public switched networks, such as the Internet. If the infrastructure or complementary products necessary to make these networks into viable commercial marketplaces are not developed, or, if developed, these networks do not become and continue to be viable commercial marketplaces, our net sales and operating results could suffer.


OUR PRODUCT LINE IS NOT DIVERSIFIED, AND ANY DROP IN THE DEMAND FOR NETWORK AND DATA SECURITY PRODUCTS WOULD MATERIALLY HARM OUR BUSINESS.


         Substantially all of our revenue comes from sales of enterprise network and data security products, and related services and we expect this will continue for the foreseeable future. As a result, if for any reason our sales of these products and services are impeded, or we face difficulties or delay in diversifying our product offerings to lessen our dependency on those products, our net sales and operating results will be significantly reduced.

OUR STOCK PRICE AND OUR QUARTERLY OPERATING RESULTS ARE HIGHLY VOLATILE, WHICH MAY IMPAIR OUR ABILITY TO RAISE MONEY AND CAUSE OUR INVESTORS TO LOSE MONEY.


         The price of our common stock, like that of many technology companies, has fluctuated widely. In addition, our revenues and operating results have fluctuated significantly from period to period, which tends to increase the volatility of our common stock price. We expect that our quarterly results will continue to fluctuate significantly. Fluctuation in our results and stock price may cause our investors to lose money and impair our ability to raise additional capital.

Factors that may affect stock price volatility include:


*    unexpected fluctuations in operating results;


* announcements of technological innovations or new products by us or our competitors;

* developments with respect to our patents or other proprietary rights or those of our competitors;


* our ability to successfully execute our business plan and compete in the network security industry; and


*    analyst reports and media stories.


         Quarterly revenues and operating results depend on the volume and timing of orders received, which may be affected by large individual transactions and which sometimes are difficult to predict. Historically we have recognized a substantial portion of our license revenues in the last week of each quarter. This increases our uncertainty about the results of any given quarter. Our quarterly operating results may vary significantly depending on a number of other factors, including:

         * the timing of the introduction or enhancement of products by us or our competitors;

         *    the size, timing and shipment of individual orders;

         *    market acceptance of new products;

         *    changes in our operating expenses;

         *    personnel changes, mix of products sold; and

         * changes in product pricing, and development of our direct and indirect distribution channels.

THE SALES CYCLE FOR OUR PRODUCTS IS LONG AND WE MAY INCUR SUBSTANTIAL EXPENSES AND INVENTORY FOR SALES THAT DO NOT OCCUR WHEN ANTICIPATED.


         Sales of our products generally involve a significant commitment of capital by customers, with the attendant delays frequently associated with large capital expenditures. For these and other reasons, the sales cycle for our products is typically lengthy and subject to a number of significant risks over which we have little or no control. We are often required to ship products shortly after we receive orders and consequently, order backlog at the beginning of any period has in the past represented only a small portion of that period's expected revenue. As a result, our product revenue in any period is substantially dependent on orders booked and shipped in that period. We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. If customer demand falls below anticipated levels, our operating results would be seriously harmed. In addition, our operating expenses are based on anticipated revenue levels and a high percentage of our expenses are generally fixed in the short term. Based on these factors, a small fluctuation in the timing of sales can cause operating results to vary significantly from period to period. Recently, we have experienced a lengthening of our sales cycle as a consequence of increases in enterprise-wide transactions. We believe that this extension of the sales cycle is caused by an increase in enterprise-wide purchasing involving extensive bundling of security products.

IF OUR PRODUCTS FAIL TO FUNCTION PROPERLY OR ARE NOT PROPERLY DESIGNED, OUR REPUTATION MAY BE HARMED AND CONSUMERS MAY MAKE PRODUCT LIABILITY AND WARRANTY CLAIMS AGAINST US.

         Our customers rely on our information security products to prevent unauthorized access to their networks and data transmissions. These customers include major financial institutions, defense related government agencies protecting national security information, and other large organizations. These customers use our products to protect confidential business information with commercial value far in excess of our net worth. Therefore, if our products malfunction or are not properly designed we could face warranty and other legal claims, which may exceed our ability to pay. We seek to reduce the risk of these losses by attempting to negotiate warranty disclaimers and liability limitation clauses in our sales agreements and by maintaining product liability insurance. However, these measures may ultimately prove ineffective in limiting our liability for damages.


         In addition to any monetary liability for the failure of our products, the market's perception of our products and business and our business and results of operations could be harmed by an actual or perceived breach of enterprise network or data security at one of our customers, regardless of whether that breach is attributable to our products.


         We also face the more general risk of bugs and other errors in our software. Software products often contain undetected errors or bugs when first introduced or as new versions are released, and software products or media may contain undetected viruses. Errors or bugs may also be present in software licensed by us from third parties and incorporated into our products. Errors, bugs or viruses in our products may result in loss of or delay in market acceptance, recalls of hardware products incorporating the software or loss of data. Our net sales and operating results could be materially reduced if we experience delays or difficulties with new product introductions or product enhancements.

WE MAY BE REQUIRED TO REDEEM OUR SERIES C PREFERRED STOCK AND WE CURRENTLY LACK SUFFICIENT FUNDS FOR REDEMPTION; WE MAY ALSO BE REQUIRED TO PAY PENALTIES WHICH WOULD MATERIALLY AFFECT OUR CASH POSITION AND BUSINESS.

         In June 1998, we raised $16.0 million by issuing a newly designated Series C Preferred stock. The Series C Preferred stock is convertible into shares of our common stock based on the trading prices of the common stock.

         The Series C Preferred stock financing agreements require us to redeem up to all of the Series C Preferred stock if we fail to satisfy our obligations. For a description of circumstances requiring potential redemption see "Selling Shareholders - Terms of Series C Preferred stock and Warrants" on page 13. These redemption obligations arise upon breach by us of our obligations including our representations and warranties and covenants to the holders of our Series C Preferred stock. For example, we have covenanted to maintain the effectiveness of the registration statement covering the common stock issuable upon conversion of the Series C Preferred stock.

         If the holders of Series C Preferred stock become entitled to have their Series C Preferred stock redeemed, we may not be able to fund that redemption, and even if funding is available, our financial condition could be materially affected by the substantial payment required to fund that redemption. If we fail to pay a redemption amount when due, we may become obligated to pay a default premium at a rate of 24% per annum, and may be subject to additional dilution which would require us to issue up to twice the number of shares of common stock otherwise issuable.

OUR INTERNATIONAL OPERATIONS SUBJECT US TO FOREIGN CURRENCY FLUCTUATIONS AND OTHER INHERENT RISKS RELATED TO DOING BUSINESS IN FOREIGN COUNTRIES.

         International sales are a substantial portion of our business. Although almost all of our sales are payable in U.S. dollars, a severe economic decline in one of our major foreign markets, or any substantial decline in the exchange rate for foreign currencies with respect to the United States Dollar, could make it difficult for customers from those countries to purchase our products and services, or pay us for obligations already incurred. Our operations and financial condition could be materially affected by a decline in our international sales or collections of amounts due us from customers. In 1998, 29% of our total product and services sales came from international sales. Of this 29%, Japan and Sweden accounted for the largest sources of foreign sales. Our net sales and operating results would likely be harmed by a very large drop in our sales or collections of amounts due us in these specific countries as a result of recession or other economic or political disturbances or otherwise.


         In addition, we face a number of general risks inherent in doing business in international markets, including, among others:


*    unexpected changes in regulatory requirements;


*    export controls relating to encryption technology;


*    tariffs and other trade barriers;

*    greater difficulty in collecting amounts due us;

*    longer periods of time to collect amounts due us; and

* a higher rate of piracy of our products in countries with a high incidence of software piracy.

YEAR 2000 ISSUES ARE DELAYING CUSTOMER BUYING DECISIONS IN FISCAL 1999, WHICH IS SIGNIFICANTLY REDUCING OUR SALES; OTHER YEAR 2000 ISSUES COULD ALSO HARM OUR BUSINESS.


         The following information constitutes a "Year 2000 Readiness Disclosure" for purposes of the Year 2000 Information and Readiness Disclosure Act.

         Many currently installed computer systems and software products are programmed to use only two digit dates rather than four. This could result in system and processing failures of date-related data because computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than 2000. We believe that our products and systems sold after December 31, 1998 are Year 2000 compliant. We have completed preparation and testing of our products and systems, and have verified compliance of third party computer software that we use. However, we have not verified Year 2000 compliance of all semiconductors embedded in other (third-party) equipment that we use, nor have we established the costs and risks associated with such external equipment.

         Our operating results and financial condition could be materially affected by the failure of this third-party equipment to operate properly with regard to the Year 2000 and thereafter could require us to incur material unanticipated expenses to remedy any problems. The business, operating results and financial condition of our customers could be adversely affected to the extent that they utilize third-party software and other products that are not Year 2000 compliant.

         Further, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. Our net sales and operating results could be materially affected by such expenditures as a result of customers or potential customers having reduced funds available to purchase our products and services. In addition, we believe that some customers or potential customers who have undertaken Year 2000 compliance programs are now delaying additional software purchases in order to insure that all systems will remain Year 2000 compliant on January 1, 2000. We further believe that these delays are materially reducing our sales in the current year. Recently, it has become apparent to us that a significant number of enterprise networks will make no additional purchases of network security software until after January 1, 2000.

IF WE FAIL TO COLLECT AMOUNTS DUE FROM OUR CUSTOMERS ON A TIMELY BASIS, OUR CASH FLOW AND OPERATING RESULTS MAY SUFFER

         Because the timing of our revenues is difficult to predict, and our expenses are often difficult to reduce in the short run, management of our cash flow is very important to us. In recent quarters the time for collection of amounts due from our customers has increased significantly. Like most companies, we anticipate that a portion of the amounts owed to us will never be paid. However, if our actual collection of amounts owed to us by customers is less than we have estimated, we will have less cash to fund our operations than we anticipated and our financial condition and operating results could be adversely affected.

         In addition, collection of amounts due us from sales to resellers and distributors generally takes longer than for other sales. Therefore, if our sales to resellers and distributors increase as a percentage of our total revenue, the average number of days it takes for us to collect amounts due from our customers may increase. If there is an increase in the time required for us to collect amounts due us, we will have less cash to fund our operations than we anticipated and our financial condition and operating results could be adversely affected.

         We have taken and may from time to time take various forms of action to manage the amounts due us from customers, including selling the debt owed us to lenders at a discount and granting customer discounts in exchange for earlier payment.


ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS, DELAWARE LAW, AND OUR AGREEMENTS WITH THE HOLDERS OF OUR SERIES C PREFERRED STOCK COULD DISCOURAGE A TAKEOVER OR FUTURE FINANCING


         The terms of our certificate of incorporation and share rights agreement permit our Board of Directors to issue up to 2,000,000 shares of preferred stock and determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders.

The Board may authorize the issuance of preferred stock with voting or conversion rights that could materially weaken the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of our outstanding voting stock. Further, provisions of Delaware law, our certificate of incorporation and bylaws, such as a classified board and limitations on the ability of shareholders to call special meetings, and provisions of our share rights agreement could delay or make more difficult a merger, tender offer, proxy contest or other takeover attempts.

         Our agreements with the purchasers of the Series C Preferred stock contain covenants that could impair our ability to engage in various corporate transactions in the future, including financing transactions and a possible change-in-control or acquisition of us, or that could otherwise disadvantage us and the holders of our common stock.


UNANTICIPATED COSTS AND DISALLOWANCE OF COSTS UNDER OUR GOVERNMENT CONTRACTS MAY HARM OUR BUSINESS.


         Under our government contracts, we bear the risk that increased or unexpected costs of providing our services may reduce our profit margin. Any material unanticipated costs could therefore harm our business. In addition, recoverable expenses previously billed by us are subject to review and audit by the Defense Contract Audit Agency. Our operating results will be adversely affected if the Defense Contract Audit Agency disallows any of the costs claimed by us under our contracts. We have not previously experienced any material disallowance of costs respecting our government contracts.


THE ABILITY TO ATTRACT AND RETAIN HIGHLY QUALIFIED PERSONNEL TO DEVELOP OUR PRODUCTS AND MANAGE OUR BUSINESS IS EXTREMELY IMPORTANT AND OUR FAILURE TO DO SO COULD HARM OUR BUSINESS.


         We believe our success depends significantly upon a number of key technical and management employees. We may be unable to achieve our revenue and operating performance objectives unless we can attract and retain technically qualified and highly skilled engineers, sales, consulting, technical, marketing and management personnel. These personnel are particularly important to our research and development efforts, and to our growing professional service business, where we employ a large number of technical personnel holding advanced degrees and special professional certification. Competition for qualified personnel is intense and we expect it to remain so for the foreseeable future. We may not be successful in retaining our existing key personnel and in attracting and retaining the personnel we require. Our operating results and our ability to successfully execute our business plan will be adversely affected if we fail to retain and increase our key employee population.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements under "Risk Factors," and "Legal Proceedings" and elsewhere in this prospectus are forward-looking statements. These statements relate to future events or our future product development or financial performance. In some cases you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms and other comparable terminology. These statements reflect only management's current expectations. Actual events or results may differ materially. In evaluating these statements, you should consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statements.

We are not undertaking any obligation to update any forward-looking statements contained in this prospectus to reflect any future events or developments.

                                LEGAL PROCEEDINGS


         On April 2, 9, 12, 14 and 20, 1999, purported class action complaints were filed in the United States District Court for the Northern District of California by Myron Goldstein, Herbert Silverberg, William Preiner, Charles McInnis, and George H. Rosenquist and Melvin Freedenberg, respectively, against Secure Computing Corporation, and its present or former officers Jeffrey Waxman, Timothy McGurran, Patrick Regester, Gary Taggart, Howard Smith and Christine Hughes. Each complaint alleges that defendants made false and misleading statements about our business condition and prospects during a purported class period of November 10, 1998 - March 31, 1999, and asserts claims for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5. Each complaint seeks damages of an unspecified amount. The parties have agreed, subject to Court approval, to the consolidation of these actions, the appointment of lead plaintiff, and the filing of a consolidated complaint.


         There has been no discovery to date and no trial is scheduled in any of these actions. We believe that we have meritorious defenses to these actions and intend to defend them vigorously. However, if we do not obtain a favorable resolution of the claims set forth in the actions it could have a material adverse effect on our business, results of operations and financial condition. We are currently unable to reasonably estimate the size or impact of such material adverse effect.


         On August 26, 1998, a purported class action complaint was filed in the Delaware Chancery Court in and for New Castle County by Rosalyn Golaine against Secure Computing Corporation, our former Chairman and Chief Executive Officer Jeffrey Waxman, our Chief Financial Officer Timothy McGurran, and present or former directors Betsy Atkins, Robert Frankenberg, Stephen Puricelli, Eric Rundquist and Dennis Shaughnessy. The complaint alleged that the provisions of the July 24, 1997 shareholder rights plan permitting only those directors who voted for the rights plan (or their designated successors) to redeem the rights granted therein, violated Delaware law. The complaint sought injunctive relief and damages of an unspecified amount. After the Golaine action was filed, we amended the shareholder rights plan, thereby rendering moot the injunctive relief requested. On June 8, 1999, the court approved a settlement of the Golaine action requiring us to pay $100,000 in attorney fees and the costs of notifying the class of the proposed settlement. The $100,000 payment was entirely covered by insurance.

                              SELLING STOCKHOLDERS


         The selling stockholders received or will receive the shares offered by this prospectus upon conversion of shares of our Series C Preferred stock or exercise of warrants to purchase common stock.


TERMS OF SERIES C PREFERRED STOCK AND WARRANTS


         On June 30, 1998, we sold 16,000 shares of newly issued Series C convertible Preferred stock for an aggregate of $16 million to two investors, Marshall Capital Management, Inc., an affiliate of investment bank Credit Suisse First Boston, and CC Investments, LDC, an affiliate of Castle Creek Partners, a Chicago-based private investment partnership. In connection with the investment we also issued to the investors warrants to acquire 174,464 shares of our common stock.

         The material terms of the Series C Preferred stock are that each share of Series C Preferred stock has a face value of $1000 and is convertible, at the election of the holder, into that number of shares of our common stock equal to $1000 divided by the conversion price. The conversion price is equal to the lower of:

         * the average closing price for our common stock for the five trading days immediately prior to the conversion date;

         * the average closing price for our common stock for the fifteen trading days immediately prior to the conversion date; and

         *    a fixed conversion price of $19.0035 per share.

         The following is an example of how the conversion price works. If the average closing price for the five day period immediately prior to the conversion date is $2 each share of Series C Preferred stock would convert into 500 shares of our common stock. If the average closing price for the fifteen day period is $3 then each share of Series C Preferred stock would convert into approximately 333 shares of our common stock. These averages will be adjusted and recalculated based on each separate conversion date. Based on the $19.0035 fixed conversion price each share of Series C Preferred stock would convert into approximately 52 shares of our common stock. Since the holder can choose the conversion price, in this example the holder would choose the five day period closing price because the $2 average results in the holder receiving the greatest number of shares of common stock upon conversion of the shares of Series C Preferred stock.

         The significance of having conversion factors based upon average closing prices of our common stock is that it allows the holder to receive a greater number of shares of common stock if our common stock price declines. The significance of having both the five and fifteen day period is that it protects the holder from sudden drops in our share price while providing benefits if the price increases quickly. Finally, the significance of having a fixed conversion price substantially higher than our historical stock price is that it ensures that the holder will receive at least a minimum number of shares upon conversion if our stock price rises significantly.

         The conversion price of the Series C Preferred stock is subject to modification and adjustment. For example, in addition to adjustment for stock splits and distributions, the Series C conversion price is subject to adjustment upon any public announcement by us that we intend to engage in a change of control transaction or if any person publicly announces a tender offer to purchase 50% or more of our common stock. If that occurs, the conversion price will be the lower of the average closing price for our common stock for the



                                      -14
five trading days immediately preceding the announcement date and the conversion price that would otherwise apply.

         Under the terms of the Series C preferred stock, we must deliver the shares of common stock issuable on conversion to the selling shareholders within seven business days of their conversion request. If we do not deliver the shares of common stock within that time, then we must pay the selling stockholders a penalty equal to 24% of the face value of the shares of Series C preferred. In addition, if we fail to deliver the shares for more than ten business days then the selling stockholder may either withdraw its request to convert its shares of Series C preferred stock to shares of common stock or reduce the conversion price of the Series C preferred stock by one percent for each additional day that the shares are undelivered, up to a maximum of fifty percent.

         The Series C Preferred stock has a liquidation preference equal to the face value, and is senior to our Series A and Series B convertible preferred stock in respect of the right to receive dividend payments and liquidation preferences.


REDEMPTION PROVISIONS


         The Series C Preferred stock is subject to redemption at a premium following a request by either the selling shareholders or ourselves.

         The selling shareholders can request redemption upon the occurrence of events described in the transaction documents, including our failure to timely deliver shares of common stock upon request or our entering into any "leveraged buy-out", merger or other business combinations. Following a shareholder redemption request, or failure to statement under which offer our shareholders, we will pay the selling shareholders an amount equal to the greater of:

         * 125% of the price of shares of Series C Preferred stock requested to be redeemed; or

         * the face value of the shares of Series C Preferred stock requested to be redeemed, divided by the conversion price on the redemption date and multiplied by the average closing price of our common stock for the five trading days immediately prior to the redemption date.

         We may request redemption if, during any twenty consecutive trading days, the average closing price for our common stock is less than $5.00. Following our redemption request, we will pay the selling shareholders an amount equal to the face value of the Series C preferred stock being redeemed plus a thirteen percent annualized rate of interest on the amount redeemed. If we fail to pay this amount, the selling shareholders may require us to pay an additional twenty-four percent annualized rate of interest on the amount due. If we fail to pay the redemption price for more than ten business days, in lieu of receiving cash the selling shareholders may elect to receive shares of our common stock equal to the amount of the redemption price due divided by the conversion price in effect. In addition, if we fail to pay the redemption price for more than ten business days then the conversion price will be reduced by one percent for each additional day that we fail to deliver either the shares of common stock or the redemption price, up to a maximum of fifty percent.


WARRANTS


         The warrants may be exercised until the earlier of either June 29, 2001, or our consolidation, merger or other business combination with or into another entity pursuant to which we are not the surviving company. The exercise price for our common stock related to the warrants is $11.9223 per share. The number of shares of common stock issuable under the warrants is subject to adjustment for stock dividends, recapitalization or reclassification of our common stock, and distributions or dividends (other than from earned surplus or net profits). In addition, in the event of a merger or consolidation, sale of all or substantially all of our assets, or a similar event, the holders of the warrants will be entitled to exercise the warrants in exchange for the class and type of securities or other assets received for the common stock.


         The following is an example of how the warrants may be exercised. Assuming that the price of our shares of common stock exceeded the exercise price of $11.9223 per share, then the warrant holders would be able to convert the warrant into shares by paying the exercise price. This would result in an immediate gain to the warrant holders equal to the amount that the share price exceeded the exercise price. If the price of our common stock was less than the exercise price, exercise of the warrant would result in an immediate loss to the warrant holders equal to the amount that the share price was less than the exercise price.


REGISTRATION REQUIREMENT


         We are required to file with the Securities and Exchange Commission a "shelf" registration statement such as the one filed with this prospectus covering the resale of all shares of our common stock issuable upon conversion of the Series C preferred stock and upon exercise of the warrants. Under the terms of the registration rights agreement between us and the selling stockholders, we are required to register additional common shares. Specifically, in the event that during any three consecutive trading days for our common stock, the number of shares available for sale under the registration statement is less than 175% of the number of shares of common stock then issuable, then we must amend the registration or file a new registration statement covering at least 200% of the common stock then issuable. The amendment or new registration must be filed within ten days of the end of the three day period.

         Additionally, we are subject to penalties during and after the following two events:

         * in the event that the sale of common stock issued pursuant to conversion of the Series C preferred stock or exercise of the warrants cannot be made by the selling stockholders under an effective registration statement for any reason not within their exclusive control; or

         * in the event that our common stock is not included for quotation on the Nasdaq National Market or Nasdaq Small Cap Market or listed on the New York Stock Exchange or American Stock Exchange.

         If either of these events occurs, then, during the occurrence of that event, we must pay the selling stockholders an amount equal to 1.5% per month times the face value of their Series C preferred stock ($1000 per share). In addition, following our correction of the event and for an additional twenty-two trading days, the fixed component of the conversion formula for the Series C preferred shares will be adjusted. The conversion price will become the lower of either the lowest conversion price during the period in which these sales could not be made, or $19.0035. The significance of reducing the fixed component of the conversion formula to the lower of these two amounts is that it allows the selling shareholders to convert their Series C Preferred stock into a greater number of shares of common stock than they would otherwise be permitted if our common stock price rose during this period. This could result in greater dilution of our common stock and a reduction in the price of your shares.

HOLDINGS OF SELLING STOCKHOLDERS


            The following table sets forth the aggregate number of shares of common stock held by each selling stockholder and offered by each selling stockholder and the percentage of all shares of common stock held by the selling stockholder after giving effect to the offering (based on 20,807,414 shares of common stock outstanding as of August 25, 1999).

         The share numbers set forth in the table below include an aggregate of 174,464 shares of common stock issuable upon the exercise price of the warrants held by the selling stockholders, and an estimated 1,397,777 shares issuable upon conversion of the shares of Series C preferred stock held by the selling stockholders. The estimated number of shares of common stock issuable upon conversion of the shares of Series C preferred stock is based on an estimated conversion price of $2.969 per share of common stock, which would have been the applicable conversion price of the Series C preferred stock had all shares of Series C preferred been converted into common stock on August 24, 1999. This conversion price is based upon the five day closing average of our common stock as of August 23, 1999 compared to a $3.00 closing average for a similar fifteen day average and a fixed conversion price of $19.0035. For a more detailed description of the conversion price see "Terms of Series C preferred stock and Warrants" on page 13. Since the number of shares issuable upon conversion changes daily due to the operation of the floating conversion price and anti-dilution protections, the number of shares offered with this prospectus may be different than the amount shown in the table. In no event, however, will the number of shares offered with this prospectus exceed the 8,475,042 shares registered.


         Other than their ownership of our securities, none of the selling stockholders has had any material relationship with us within the past three years.


         Under the terms of the Series C preferred stock and the warrants, no holder can convert Series C preferred stock or exercise any warrants to the extent that conversion or exercise would increase that holder's beneficial ownership of common stock to an amount greater than 4.99% of the total amount of common stock outstanding. Accordingly, each selling stockholder disclaims beneficial ownership of any common stock greater than 4.99% of the amount of common stock outstanding. In order to stay within this 4.99% limit, the selling stockholders may be required to sell shares of common stock prior to exercising some of the warrants or converting some of the Series C preferred stock.

         To help ensure our compliance with the registration rights agreement we have chosen to register for resale by the selling shareholders 6,314,979 shares of our common stock. If the warrants were exercised in full and all of the Series C preferred stock was converted at the conversion price of $2.969 prevailing as of August 24, 1999, only 1,572,359 shares of common stock would be issued and available for resale under this prospectus. The 6,314,979 shares of common stock covered by this prospectus represent approximately 30.3 percent of our outstanding shares as of August 24, 1999.

                                                             PERCENT OF
                                          NUMBER OF         OUTSTANDING
                                       SHARES OWNED IF    COMMON STOCK AS
                                       ALL ACQUISITION      PRESENTED BY       NUMBER OF
                                         RIGHTS ARE          SHARE IN           SHARES
NAME OF SELLING STOCKHOLDER               EXERCISED       PREVIOUS COLUMN     OFFERED(2)
---------------------------            ---------------    ---------------     ----------
Marshall Capital Management, Inc.(1)       807,157              3.9%             807,157
CC Investments, LDC(2)                   1,372,266              6.6%           1,372,266

----------------------
1. Includes 555,743 shares of common stock issuable upon conversion of 1,650 shares of Series C Preferred Stock, assuming a per share conversion price of $2.969, the conversion price prevailing on August 24, 1999, 164,182 shares of common stock held on August 24, 1999 and 87,232 shares of common stock issuable upon exercise of the warrants held by Marshall Capital Management, Inc. Marshall Capital Management, Inc. is an indirect, wholly owned subsidiary of Credit Suisse First Boston Group, which is a publicly held Swiss financial services company.

2. Includes 842,034 shares of common stock issuable upon conversion of 2500 shares of Series C Preferred stock, assuming a per share conversion price of $2.969, the conversion price prevailing on August 24, 1999, 443,000 shares of common stock held on August 24, 1999 and 87,232 shares of common stock issuable upon exercise of the warrants. Pursuant to a management agreement, Castle Creek Partners LLC may be deemed to beneficially own the securities held by CC Investments LDC. Castle Creek Partners LLC disclaims such beneficial ownership. John Ziegelman and Daniel Asher, as managing members of Castle Creek Partners LLC, may be deemed to be beneficial owners of these securities. Messrs. Asher and Ziegelman disclaim such beneficial ownership.

                              PLAN OF DISTRIBUTION

         The selling stockholders may sell the common stock:

         * through one or more underwriters or dealers for public offering and sale,

         *    directly to investors, or

         *    through agents.

         The selling stockholders may distribute the common stock from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time:

         *    at market prices prevailing at the times of sale,

         *    at prices related to those prevailing market prices, or

         *    at negotiated prices.

We will not receive any proceeds from the sale of the common stock.

The distribution of the common stock may be effected in one or more of the following methods:

         * ordinary brokers' transactions, which may include long or short sales,

         * transactions involving cross or block trades, or otherwise on the Nasdaq National Market,

         * purchases by brokers, dealers or underwriters as principal and resale by those purchasers for their own accounts pursuant to this prospectus,

         * "at the market" to or through market makers or into an existing market for the common stock,

         * in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents,

         * through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise),

         *    pursuant to Rule 144 under the Securities Act, or

         * any combination of the foregoing, or by any other legally available means.

         In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by those broker-dealers of the common stock, which common stock may be resold thereafter pursuant to this prospectus. In connection with any sales, the selling stockholders and any brokers or dealers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act.

         Any broker-dealer participating in such transactions as agent may receive commissions from the Selling stockholders and/or purchasers of the shares offered hereby (and, if it acts as agent for the purchaser of those shares, from that purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with the resales may pay to or receive from the purchasers of those shares commissions computed as described above.


         We have advised the selling stockholders that Regulation M promulgated under the Securities Exchange Act, may apply to its sales in the market, have furnished the selling stockholders with a copy of this regulation and have informed the selling stockholders of the need for delivery of copies of this prospectus. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of those shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.


         We are required by the Series C preferred stock financing agreements to register for resale by the selling stockholders and keep registered at least 200% of the aggregate number of shares of common stock into which the Series C preferred stock is convertible and 100% of the shares of common stock for which the warrants are exercisable. We have agreed to and are paying the costs and fees of registering the common stock. The selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common stock.

         Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that rule rather than pursuant to this prospectus.

         There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered by them hereunder.

                                  LEGAL MATTERS

         The validity of the issuance of the common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     EXPERTS

         The consolidated financial statements and schedule of Secure Computing Corporation appearing in Secure Computing Corporation's Annual Report (Form 10-K) for the year ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by Reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                6,314,979 SHARES





                          SECURE COMPUTING CORPORATION



                                  COMMON STOCK



                             ----------------------



                                   PROSPECTUS



                             ----------------------




                                SEPTEMBER 9, 1999